centrica

taking care of the essentials

82-4578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	5 August, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.



03024954

Please find following a Stock Exchange Announcement recently released.

Secretariat

dlw 8/6

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

5 August, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Directors' Interests – Long Term Incentive Scheme (LTIS)

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

4 August 2003

Centrica plc
Directors' interests – Long Term Incentive Scheme (LTIS)

Centrica plc announces that on 1 August 2003, a total of 143,204 ordinary Centrica shares of 5 5/9 pence each in Centrica plc were transferred from trust by the trustees of the Long Term Incentive Scheme (LTIS) to the personal representative of a participant of the LTIS, pursuant to the rules of the scheme.

The executive directors of the Company have not received any shares pursuant to this release but being beneficiaries under the LTIS, as with other Centrica group employees, their potential interest in the shares held and transferred by the trust has been reduced accordingly.

Derek Woodward
Head of Secretariat